M III Acquisition Corp.

3 Columbus Circle, 15th Floor

New York, NY 10019

Phone: (212) 716-1491

February 12, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	M III Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 9, 2015
CIK No. 0001652362

Dear Ms. Long,

M III Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 22, 2015 regarding our Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on October 9, 2015. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

In addition, this filing contains the following structural changes to the Company’s offering:

•	An increase in size from $125,000,000 to $175,000,000; and

•	A change in the private placement securities to be issued from warrants to units consisting of one share of common stock and one warrant to purchase one half share of common stock;

Summary, page 1

Founder shares, page 12

1.	It appears that by virtue of your transfer of 20,000 founder shares to Mr. Marber, the number of forfeitable founder shares should have decreased by 20,000. Please revise throughout your prospectus.

We respectfully inform the Staff that the number of forfeitable founder shares stays identical throughout; however, the full amount of forfeitable founder shares is borne by the sponsor as opposed to the indicated transferees or any other initial shareholders.

Undertakings, page II-5

2.	Please remove the undertakings (c)(3) and (c)(4). Please note that these undertakings are specific to a Rule 415 offering, which you are not conducting. Please refer to comment 13 of our letter dated October 1, 2015.

We have removed the indicated undertakings to comply with the Staff’s comment.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mohsin Meghji

Mohsin Meghji

Chairman and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP